8-K 1 baron8k.htm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2005

Date of Report (Date of earliest event reported):

Commission File Number: 000-28915

-----------------------------------

SONORAN ENERGY, INC.

(Exact name of registrant as specified in its charter)

Washington                                                                                      13-4093341

(State or other jurisdiction of                                                                    (I.R.S. Employer

 incorporation or organization)                                                                   Identification No.)

3100 W. Ray Road, Ste 130, Chandler, AZ  85226

(Address of principal executive offices)

480-963-8800

(Issuer's telephone number, including area code)

if changed since last report)

  Item 2.01    Completion of Acquisition or Disposition of Assets

On November 2, 2005, Sonoran Energy, Inc. ("Sonoran" or the "Company") completed the acquisition of Baron Oil, a privately-held Norwegian company.  The final terms of the acquisition were concluded following the completion of a pre-acquisition audit of the Baron Oil assets and financial statements.

Pursuant to the terms of the purchase agreement (Attached hereto as Exhibit 10.12), Baron Oil shareholders will receive 19,026,514 shares of Sonoran's restricted common stock in exchange for their shares in Baron Oil.

Item 9.01 Financial Statements and Exhibits.

        (a)    Financial statements of business acquired.

                Financial statements of Baron Oil will be provided within 71 days of the date of Closing or January 13, 2006.

        (b)    Pro forma financial information.

                 Pro forma financial information will be provided within 71 days of the date of Closing or January 13, 2006.

        (c)    Exhibits.

Exhibit Number	Description
10.12	Merger Agreement between Sonoran Energy, Inc. and Baron Oil, dated May 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONORAN ENERGY, INC.

/s/ Peter Rosenthal

Peter Rosenthal

President

Date: November 8, 2005